FORM RW
NORDIC AMERICAN OFFSHORE LTD.
LOM Building
27 Reid Street
Hamilton, HM 11
Bermuda
October 3, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Nordic American Offshore Ltd. Application for Withdrawal of Registration Statement Post-Effective Amendment No.1 to Registration Statement on Form F-3 (File No. 333-208592) Filed September 28, 2016
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Nordic American Offshore Ltd. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the registration statement on Form F-3 (File No. 333-208592), initially filed with the Commission on December 17, 2015, together with Post-Effective Amendment No.1 to the registration statement, filed on September 28, 2016 (together, with all exhibits, collectively, the "Registration Statement"). Pursuant to a comment letter received from the Staff of the Commission, dated September 28, 2018, the Company has decided to withdraw the Registration Statement. None of the Company's securities were sold pursuant to the Registration Statement.
Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the "Order") effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the Company's legal counsel, Gary J. Wolfe of Seward & Kissel LLP, via email at wolfe@sewkis.com.
The Company also respectfully requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
If you have any questions regarding this application, please contact Gary J. Wolfe of Seward & Kissel LLP by telephone at (212) 574-1223 or by email at wolfe@sewkis.com.
Sincerely,

NORDIC AMERICAN OFFSHORE LTD.

By:	/s/ Herbjørn Hansson
	Name:	Herbjørn Hansson
	Title:	Executive Chairman